EFIS PRODUCTS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

EFIS PRODUCTS, INC.

DECEMBER 31, 2022 AND 2021

CONTENTS



Certified Public Accountants and Advisors
A PCAOB Registered Firm
713-489-5635   bartoncpafirm.com Cypress, Texas

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Stockholders of
EFIS Products, Inc.

We have reviewed the accompanying financial statements of EFIS Products, Inc., which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, stockholders' deficit, and cash flows for the year ended December 31, 2022 and 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of EFIS Products, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 1 to the financial statements, the company has yet to generate a profit from its intended operations, has continuing net losses and negative cash flows, which raises substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

BARTON CPA

Cypress, Texas
April 27, 2023


EFIS PRODUCTS, INC.
BALANCE SHEETS
(UNAUDITED)


	December 31,	
	2022	**2021**


ASSETS


Cash and cash equivalents	$ 235	$ 3,887
Total assets	$ 235	$ 3,887


LIABILITIES AND STOCKHOLDERS' DEFICIT


Current liabilities		
Accrued liabilities	1,743	347
Total current liabilities	1,743	347
Non-current liabilities		
Notes payable	$ 30,000	$ 5,000
Total non-current liabilities	30,000	5,000
Commitments and contingencies		
Stockholders' deficit		
Common stock, $0.00001 par value, 10,000,000 shares authorized, 8,547,317 shares issued and outstanding	85	85
Additional paid-in capital	$ 134,604	$ 129,325
Accumulated deficit	$ (166,197)	$ (130,870)
Total liabilities and stockholders' deficit	$ 235	$ 3,887


See independent account's review report and accompanying notes to unaudited financial statements.

3


EFIS PRODUCTS, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

	Year Ended December 31,	
	2022	**2021**
Revenue	34,947	32,552
Cost of goods sold	-	-
Gross profit	34,947	32,552
Operating cost and expenses		
Advertising and marketing	5,000	1,648
General and administrative	63,256	48,658
Total operating expenses	68,256	50,306
Net loss from operations	(33,309)	(17,754)
Other income (expense)		
Interest expense	(1,396)	(250)
Total other income (expense)	(1,396)	(250)
Net loss before income tax expense	(34,705)	(18,004)
Income tax expense	(622)	(668)
Net loss	(35,327)	(18,672)

See independent account's review report and accompanying notes to unaudited financial statements.

EFIS PRODUCTS, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
(UNAUDITED)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Balance at December 31, 2020	8,547,317	$ 85	$ 114,915	$ (112,198)	$ 2,802
Stock-based compensation			14,410		14,410
Net loss	-	-	-	(18,672)	(18,672)
Balance at December 31, 2021	8,547,317	$ 85	$ 129,325	$ (130,870)	$ (1,460)
Stock-based compensation	-	-	5,279	-	5,279
Net loss	-	-	-	(35,327)	(35,327)
Balance at December 31, 2022	8,547,317	$ 85	$ 134,604	$ (166,197)	$ (31,508)

See independent account's review report and accompanying notes to unaudited financial statements.

EFIS PRODUCTS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Year Ended December 31,	
	2022	**2021**
Cash flows from operating activities		
Net loss	(35,327)	(18,672)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	5,279	14,410
Increase in liabilities:		
Accrued liabilities	1,396	250
Net cash used in operating activities	(28,652)	(4,012)
Cash flows from financing activities		
Proceeds from loans	25,000	-
Net cash provided by financing activities	25,000	-
Net decrease in cash and cash equivalents	(3,652)	(4,012)
Cash and cash equivalents, beginning of period	3,887	7,899
Cash and cash equivalents, end of period	235	3,887
Supplemental cash flow information		
Cash paid for taxes	622	668

See independent account's review report and accompanying notes to unaudited financial statements.

NOTE 1:   Nature of operations

Nature of the business

EFIS Products, Inc. ("the Company") is a Delaware C-corporation that was founded on March 4, 2019, and is headquartered in Newark, Delaware. The Company develops and markets Muslim friendly fitness training apparel for women.

Going concern and management's plans

The financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. Since Inception, the Company has relied on the issuance of equity and convertible notes. As of December 31, 2022 and 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital.

These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations through related party advances and other funding. There are no assurances that management will be able to raise capital on terms acceptable to the Company or be able to secure additional related party funding. If the Company is unable to obtain sufficient amounts of additional capital, they may be required to reduce the scope of planned development, which could harm the business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2:   Summary of significant accounting policies

Basis of presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year end is December 31.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2022 and 2021, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts are normally within the federal insured limits.

NOTE 2:   Summary of significant accounting policies (continued)

Concentration of credit risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three level of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. The respective carrying value of all financial instruments approximated their fair values.

Revenue recognition

The Company recognizes revenue from the sale of services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company primarily records revenue for services and licensing fees and recognizes revenue ratably over the service period, when the Company's performance obligation to deliver services have been achieved.

NOTE 2:   Summary of significant accounting policies (continued)

Advertising costs

Advertising costs are expensed as incurred. Advertising and marketing expenses were $5,000 and $1,648 for the years ended December 31, 2022 and 2021, respectively, which are included in advertising and marketing expenses in the statements of operations.

Stock-based compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statements of operations in the same manner in which the award recipient's costs are classified.

Income taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assess' its income tax positions and record tax benefits for all years subject to examination based upon evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Recent accounting pronouncements

In February 2016, FASB issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. The standard does not have any impact on the Company.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3:   Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 4:   Convertible debt

As of December 31, 2022, the Company has issued $30,000, of 5% unsecured convertible note (the "Note") due 36 months after initial issuance ("Maturity Date"). The Note is unsecured. The Note is due on the Maturity Date with accrued interest if the Note do not convert prior to the maturity date.

In the event that the Company issues and sells shares of its Equity Securities to investors on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $15,000,000 (including the conversion of the Notes and other convertible securities), then the outstanding balance of this Note including all principal and unpaid accrued interest shall automatically convert in whole without any further action by the Lender into such Equity Securities at a conversion price equal to the lesser of 80% of the per share price paid by the Investor as of immediately prior to the initial closing of the Qualified Financing, and otherwise on the same terms and conditions as given to the Investors.

On the completion of an equity offering of at least $15,000,000 ("Qualified Financing") on or prior to the Maturity Date, the then-outstanding principal amount of this Note and all accrued and unpaid interest on this Note can be converted into fully paid and nonassessable shares of the Shadow Preferred Stock at a conversion price equal to 80% of the per share price paid by the purchasers of such equity securities in the Qualified Financing or the price equal to the quotient of $10 million (the "Maximum Note Valuation") divided by the aggregate number of outstanding shares of the Company's Common Stock.

As of December 31, 2022, future maturities of debt are as follows:

2023	$ 5,000
2024	-
2025	25,000
Thereafter	-
	$ 30,000

NOTE 5:   Stockholder's deficit

Common stock

As of December 31, 2022 and 2021, respectively, the Company was authorized to issue 10,000,000 shares of capital stock all of which are designated as common stock and have a par value of $0.00001 per share. As of December 31, 2022, 8,547,317 shares of common stock were issued and outstanding above par value for a total price of $115,000. The common stock has one vote for share held.

NOTE 5:   Stockholder's deficit (continued)

Repurchase

The Company retains various provisions, some at their option, related to repurchasing, or the right of first refusal for transfer of units of common stock.

Equity Incentive Plan

In 2020, the Company adopted the Company's 2020 Stock Plan (the "2020 Plan"). The 2020 Plan is intended to promote the interests of the Company, by providing eligible persons in the Company's employ or service with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the Company as an incentive for them to continue in such employ or service. The Company reserved 150,000 shares of common stock issuable upon the grant of awards.

During 2020, the Company executed the 2020 Stock Option Plan, which 150,000 shares were reserved for the issuance of stock options. During 2022 and 2021, the Company issued nil and 306,000 stock options, respectively. No stock options have expired during 2022 and 2021. These options allow the holder to purchase an equal number of common shares at an exercise price. The options vest ratably over various time periods ranging from fully upon issuance through vesting over the date of grant.

A summary of information related to stock options for the year ended December 31, 2022 and 2021, is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Granted	306,000	$0.585	$142,669
Exercised	–	–	–
Forfeited	–	–	–
Outstanding, December 31, 2021	306,000	$0.585	$142,669
Granted	–	–	–
Exercised	–	–	–
Forfeited	–	–	–
Outstanding, December 31, 2022	306,000	$0.585	$142,669
Exercisable at December 31, 2021			43,000
Exercisable at December 31, 2022			306,000

	2022	2021
Weighted average grant date fair value of options granted	$0.06	$0.06
Weighted average yearso expiration of outstanding options	8.20	9.20

The total grant-date fair value of the options granted during the years ended December 31, 2022 and 2021, was $19,688. Stock-based compensation expense recognized for the years ended December 31, 2022 and 2021, was $5,278 and $14,410, respectively. The stock-based compensation was classified as general and administrative expense in the statements of operations.

NOTE 6:   Related party transactions

The Company has no related party transactions as of December 31, 2022, and 2021.

NOTE 7:   Subsequent events

The Company has evaluated all events that have occurred after the balance sheet date through April 27, 2023, the date these financial statements were available to be issued. Based upon the evaluation, the Company did not identify any other recognized or non-recognized subsequent events that would have required adjustment or disclosure in the accompanying financial statements